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                             August 8, 2023

       Brent Bilsland
       Chief Executive Officer
       Hallador Energy Company
       1183 East Canvasback Drive
       Terre Haute, IN 47802

                                                        Re: Hallador Energy
Company
                                                            Registration
Statement on Form S-3
                                                            Filed July 19, 2023
                                                            File No. 333-273325

       Dear Brent Bilsland:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your
registration statement until our comments relating to your Form 10-
                                                         K for the fiscal year
ended December 31, 2022 have been resolved.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brent Bilsland
Hallador Energy Company
August 8, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty,
Staff Attorney, at (202) 551-3271 with any questions.



                                                           Sincerely,
FirstName LastNameBrent Bilsland
                                                           Division of
Corporation Finance
Comapany NameHallador Energy Company
                                                           Office of Energy &
Transportation
August 8, 2023 Page 2
cc:       Sean Ewen
FirstName LastName